
WOODSIDE
AUSTRALIAN ENERGY

16 July 2003


03024930

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- A presentation being given by the Company's Director – Gas Business Unit, David Maxwell, to the Australian Resources and Energy National Conference, lodged with the ASX on 16 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Presentation to

Australian Resources and Energy National Conference

Australian Gas Industry Perspective

David Maxwell
Director, Gas Business Unit
Woodside Energy Ltd.

Wednesday 16 July 2003

A copy of this presentation will be available on Woodside's website (www.woodside.com.au)

Australian Primary Energy Consumption

By Fuel 1981-2001


Consumption PJ/annum
6000
5000
4000
3000
2000
1000
0
1981
1995
1996
1997
1998
1999
2000
2001

Growth by Fuel 1981-2001

- Renewables 1.7%pa
- Brown Coal 5.1%pa
- Black Coal 3.0%pa
- Natural Gas 8.3%pa
- Crude Oil 1.1%pa

Total growth: 2.9%pa

Source: ABARE 2000/2001

Australian Crude Oil and Condensate Production



Production ('000 bbl/d)
800
700
600
500
400
300
200
100
0
1975
1980
1985
1990
1995
2000
2005
2010
Total Australia
Gippsland
Actual
Forecast
10%
50%
90%
724 kb/d
453 kb/d
313 kb/d
209 kb/d

Source: APPEA, Geoscience Australia

Australian Crude Oil & Petroleum Imports



Percent of Total Consumption
70
60
50
40
30
20
10
0
1990
1995
2000
2005
2010
Year Ending 30 June

Economic Implications of Higher Oil Imports

- **Balance of Payments**

	Surplus/(Deficit) $billion
1999/2000	0.12
2001/2002	1.25
2004/2005	(5.60)
2009/2010	(7.60)

- **Energy Security**

  Increased reliance of less stable oil exporters - Middle East, Indonesia, etc.

- **Sectoral Impacts - Jobs**

  Every 100 jobs created (or lost) in WA oil and gas industry leads to ~300 jobs created (or lost) elsewhere in WA.

- **Government Revenues**

  Next slide.

Source: ABARE Energy Projections, Oct 2001, GeoScience Australia

Upstream Oil & Gas Sector - Government Revenue



6
5
4
3
2
1
0
$ Billion
1988
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Year Ending 30 June
Royalties
Production Excise
PRRT
Income Tax

Source: APPEA

Woodside - "Shaping Up for Growth"



Kuda Tasi-Jahal
24.5 MMbbl Oil (SFR)
WPL 40%
Blacktip
1.08 Tcf (SFR)
WPL 54%
Sunrise
7.68 Tcf (SFR)
WPL 33.4%
Assets Include:
• Cossack Pioneer
• NWS Gas Plant
• Northern Endeavour
• Ocean Legend
• North Rankin A
• Goodwyn
Browse Basin
(Scott Reef / Brecknock)
20.49 Tcf (SFR)
WPL approx 50%
DARWIN
North West Shelf
21.64 Tcf
(Proved & Probable)
WPL approx 20%
Northern Territory
Queensland
Vincent-Enfield-Laverda
216.4 MMbbl Oil
(Proved & Probable)
103.1 MMbbl Oil (SFR)
WPL 100%
Western Australia
BRISBANE
South Australia
New South Wales
PERTH
SYDNEY
CANBERRA
ADELAIDE
Victoria
Bass Strait
0.57 Tcf (SFR)
WPL approx 50%
Otway
(Thylacine / Geographe)
0.85 Tcf
(Proved & Probable)
WPL 51.55%
MELBOURNE
HOBART
Oil
Gas
Current Operating Facilities
Pipelines: Existing
Proposed

Source: WEL

WOODSIDE AUSTRALIAN ENERGY

Proved Gas Reserves - Global Picture (2001)


Europe
172 Tcf
South & Central
America
253 Tcf
North America
267 Tcf
Africa
395 Tcf
Asia Pacific
433 Tcf
Middle East
1,974 Tcf
Former USSR
1,982 Tcf
3%
5%
5%
7%
8%
36%
36%

Source: BP

Fiscal Positions of Australia & Global Exploration Programs



150
100
50
0
-50
Exploration Expectation Value (EMV10%) $US Million
existing investor
Australia - offshore
USA (GoM deep water)
Nigeria - deep water
Trinidad & Tobago
Egypt - offshore
Bolivia
Myanmar
Norway
Netherlands - onshore
Pakistan
Qatar
Timor Gap
Libya
Australia - offshore
Colombia
Philippines
Vietnam
Malaysia
Papua New Guinea
Sudan
Azerbaijan
Brazil - deep water
Ecuador
New Zealand
Tunisia
UK - Southern Gas Basin
Nigeria - onshore
Canada (East Coast)
Brazil - shelf

Source: Wood Mackenzie, Global Oil and Gas Risks and Rewards, February 2002

Australia's Gas Resources and Population Density

Total gas reserves
0.8% of World Reserves

End Use Consumption:

WA	255 bcf/yr
VIC	190 bcf/yr
NSW	111 bcf/yr
QLD	85 bcf/yr
SA	83 bcf/yr
NT	19 bcf/yr
Total	~743bcf/year

PNG 10 Tcf
Bonaparte 22 Tcf
Browse Basin 30 Tcf
Greater North West Shelf 75 Tcf
NT ~0.19 million
DARWIN
BROOME
Northern Territory
Queensland
Western Australia
South Australia
New South Wales
Victoria
WA~ 1.9 million
PERTH
ADELAIDE
SA ~1.5 million
MELBOURNE
Vic ~4.7 million
Qld ~3.5 million
BRISBANE
SYDNEY
NSW ~6.4 million
ACT ~0.31 million
Gippsland/Bass/Otway 8 Tcf
Tas ~.47 million
HOBART
Tcf gas
Million people (1999)
Pipelines: Existing
Proposed

Eastern States Population ~ 16 million

Source: WEL and industry data



WOODSIDE
AUSTRALIAN ENERGY

South & Eastern Australia Supply/Demand Balance Base Case



PJ per annum
1200
1000
800
600
400
200
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
3288
2740
2192
1644
1096
548
0
TJ/D @ 100% Load Factor
Producing Fields
Undeveloped Fields
Unfulfilled Demand
Demand

Source: Public Data and Woodside Internal Analysis

East Asia LNG Supply/Demand



Iran
Oman LNG
Qatar - Other
Qatargas
Rasgas - Qatar
Yemen LNG
Arun/Botang - Indonesia
Gorgon - Australia
Browse - Australia
Lumut - Brunei
Malaysia LNG
NWS - Australia
Sakhalin - Russia
Sunrise - Australia
Tangguh - Indonesia
Bayu Undan
NWS - Australia
Tangguh - Indonesia
Arun/Butang-Indonesia
Kenai - Alaska
Das Island - Abu Dhabi
Lumut - Brunei
Malaysia LNG
NWS - Australia
Oman LNG
Qatargas
Ras Gas - Qatar
2002 Suppliers
Commitments
Projects
200
150
100
50
0
LNG Demand (Million Tonnes)
Demand
China
Taiwan
Korea
Japan
Supply
China
Taiwan
Korea
Japan
Contestable Demand
Contracted Supply
2002 2004 2006 2008 2010 2012 2014 2016 2018 2020

Source: CERA - December 2002. Note Sakhalin committed in June 2003

WOODSIDE AUSTRALIAN ENERGY

"Shaping up for Growth"

LNG Regional Customers & Competitors


Alaska
Kenai
Russia
Sakhalin II
Japan
South Korea
SE China
Taiwan
Iran
South Pars
Abu Dhabi
Das Island
Qatar
Qatargas
& RasGas
Oman
Qalhat
Yemen
Balhaf
India
Malaysia
MLNG I - III
Brunei
Lumut
Arun
Badak
Tangguh
Indonesia
Bayu Undan
Sunrise
Browse
Gorgon
NWSV
Australia
Legend
Suppliers:
Existing
Future
Markets:
Existing
Future

WOODSIDE AUSTRALIAN ENERGY

"Shaping up for Growth"

Energy-Related CO_2 Emissions by Region



Million Tonnes CO2
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
1970
1980
1990
2000
2010
2020
2030
World
OECD
Developing countries
Transition economies

Source: "International Energy Agency - SEAAOC 2003"



WOODSIDE

AUSTRALIAN ENERGY